Exhibit 99.3

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	22 August 2014

SIMS METAL MANAGEMENT ANNOUNCES

FISCAL 2014 FULL YEAR RESULTS

Results at a Glance

STATUTORY (A$m)	FY14	FY13	Change %
Sales revenue	7,129.0	7,193.0	(0.9)
EBITDA[1]	124.8	(42.5)	NMF	[2]
EBIT	(27.6)	(470.4)	NMF	[2]
NPAT	(88.9)	(467.3)	NMF	[2]
EPS (cents) – diluted	(43.5)	(228.6)	NMF	[2]

UNDERLYING (A$m)	FY14	FY13	Change %
Sales revenue	7,129.0	7,193.0	(0.9)
EBITDA[1]	242.4	190.4	27.3
EBIT	118.5	66.9	77.1
NPAT	68.8	15.9	332.7
EPS (cents) – diluted	33.6	7.7	336.4

[1]	EBITDA is an unaudited measurement of non-conforming financial information.
[2]	NMF = not meaningful

Key Points

•	Underlying earnings before interest and tax (EBIT) of $119 million, up by 77%, driven by higher underlying EBIT margins which increased from 0.9% to 1.7% over the previous year

•	Cash flow from operating activities was $210 million, with a further $38 million received through the sale of non-core businesses

•	Net cash position of $42 million as at 30 June 2014, compared to net debt of $154 million as at 30 June 2013

•	Final fully franked dividend of 10.0 cents per share determined for FY14

•	Five year strategic plan now in place to achieve over $300 million EBIT annually through internal initiatives alone, with encouraging early stage gains beginning to be realised

Sims Metal Management Limited (the “Company”) today announced a statutory net loss after tax (NLAT) of $89 million, representing a loss per diluted share of 43.5c for the full year ended 30 June 2014. Underlying net profit after tax (NPAT) was $69 million, representing earnings per diluted share of 33.6 cents.

Sales revenue of $7,129 million in FY14 was down 0.9% compared to FY13. In constant currency terms, sales revenue was down 10.5% due to lower sales volumes and lower average non-ferrous and precious metal prices.

Sales volumes of 11.8 million tonnes in FY14 decreased by 7.6% versus FY13, due in part to adverse winter weather in North America. Underlying EBIT margins nearly doubled, driven by cost reductions, divestment of underperforming operations, and early stage benefits from asset optimisation strategies.

Underlying EBIT was $119 million in FY14, an increase of 77.1% over FY13.

In announcing the result, Group CEO Galdino Claro said, “The FY14 result is a positive improvement over last year in the face of still challenging market conditions. While I am encouraged by the progress we’ve made, much work still needs to be done.”

“Our stronger result was driven by solid contributions from our metals recycling businesses in Australasia and Europe, where recent investments and restructuring actions are translating into meaningfully improved earnings. These gains were partially offset by lower earnings from the e-recycling (SRS) businesses in the UK and North America. Softer earnings in North America metals recycling business were impacted by weak volumes associated with atypically severe winter weather in the second half. Despite these conditions, sales margins improved in North America as the business began to place more emphasis on transactional profitability.”

Regional Performance

Commenting further on the performance of the regions, Mr Claro said, “Our Australasian region continued to headline our Group results. Underlying EBIT of $86 million was up from $52 million in FY13, due to strong gains from Australia Metals. Underlying EBIT margins increased from 4.8% to 7.0% on the back of higher sales volumes, which were up 16.4%, as well as the benefits from recent capital upgrades at our facilities which began to take hold.”

“Underlying EBIT for Europe of $20 million was a well-earned turnaround from a loss of $19 million in the prior year. The improvement was driven by stronger earnings from UK Metals where previously undertaken restructuring actions have gained traction, providing a substantial positive impact on operational efficiency. These improvements were offset in part by continued losses from UK SRS, which necessitated our recent decision to materially exit that business.”

“Despite the margin improvement already referred to, underlying EBIT for North America of $13 million was down from $34 million in FY13, due to weaker earnings from both Metals Recycling and SRS, and abnormally severe winter weather impacting volumes. Through the year, we continued to takes steps to streamline North America, including the exit from our non-core Aerospace Metals, Alabama and Utah businesses, loss making Gulf region metals recycling business, as well as our loss making SRS operations in Canada.”

Strategic Progress

Remarking on the recent strategic progress at the Company, Mr Claro said, “As we begin fiscal 2015 we have accelerated our five year strategic plan to achieve over $300 million of annual EBIT through internal initiatives alone. While still in the very early stages, our implementation timelines remain on track as we roll out the initiatives across the Group.”

“The capital budgeting process has now been aligned to the new strategic plan, with a high degree of scrutiny placed on new project proposals. In part due to this more rigorous process, capital expenditures were reduced by $85 million compared to the prior corresponding year, and no acquisitions were completed in FY14. We will maintain rigor in our capital allocation to ensure we execute on expansionary projects with the highest realistic expected returns.”

Final Dividend

The Company has determined to pay a final dividend for FY14 of 10.0 cents per share, which will be fully franked, on 21 October 2014 to shareholders on the Company’s register at the record date of 7 October 2014. This is an exception to the Company’s dividend policy which is to distribute 45% to 55% of NPAT, subject to the discretion of the Board and remains unchanged. The Company’s Dividend Reinvestment Plan remains suspended.

Market Conditions and Outlook

Mr Claro stated on the outlook, “The year ahead will be an exciting time at Sims Metal Management. The work towards implementing our five year strategic plan is gathering pace, with further benefits from our Streamline and Optimise phases to be delivered in FY15.”

“We expect 50% of the $32 million in annual EBIT benefits from our Streamline program will be achieved in FY15. Roughly half of this is anticipated to be realised in the Europe region, related to the exit from our historically loss making SRS business in the UK.”

“FY15 capex is expected to be between $100 million to $120 million, with expansionary capex devoted to projects directly aligned with achieving the Optimise goals set out in our strategic plan. Expansionary projects planned for FY15 include the new yard and shredder plant in Western Australia, and upgrade investments at three of our non-ferrous metal recovery plants in North America.”

“At this early stage of trading in FY15, intake volume has shown minor sequential improvement across all regions we operate. Despite results so far in FY15 being consistent with plan, we remain of the view that conditions in the near-term will remain constrained.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the

United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with over 250 facilities and 6,000 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 60% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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